Filed Pursuant to Rule 424(b)(3)

Registration No. 333-264456

APOLLO REALTY INCOME SOLUTIONS, INC.

SUPPLEMENT NO. 5 DATED JANUARY 18, 2023

TO THE PROSPECTUS DATED NOVEMBER 22, 2022

This prospectus supplement (this "Supplement") is part of and should be read in conjunction with the prospectus of Apollo Realty Income Solutions, Inc., dated November 22, 2022 (as supplemented to date, the "Prospectus"). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meaning as in the Prospectus. References herein to "we", "us", or "our" refer to Apollo Realty Income Solutions, Inc. and its consolidated subsidiaries unless the context specifically requires otherwise.

The purposes of this Supplement are as follows:

•
to disclose the transaction price for each class of our common stock as of February 1, 2023;
•
to disclose the calculation of our December 31, 2022 net asset value ("NAV") per share/unit for all share/unit classes; and
•
to provide an update on the status of our current public offering.

February 1, 2023 Transaction Price

The transaction price for each share class of our common stock for subscriptions accepted as of February 1, 2023 (and repurchases as of January 31, 2023) is as follows:

Transaction Price (per share)
Class S	$20.02
Class D	$20.02
Class I	$20.02
Class F-S	$20.02
Class F-D	$20.02
Class F-I	$20.02
Class A-I	$20.02
Class A-II	$20.02
Class A-III	$20.02

The transaction price for our Class F-I shares is equal to such class's NAV per share as of December 31, 2022. A detailed presentation of the NAV per share is set forth below.

As of December 31, 2022, we had not sold any Class S shares, Class D shares, Class I shares, Class F-S shares, Class F-D shares, Class A-I shares, Class A-II shares, or Class A-III shares. As a result, the transaction price for each of our Class S shares, Class D shares, Class I shares, Class F-S shares, Class F-D shares, Class A-I shares, Class A-II shares, and Class A-III shares is based on our total NAV per share as of December 31, 2022. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees. The repurchase price for each share class equals the transaction price of such class.

December 31, 2022 NAV Per Share

NAV per share is calculated in accordance with the valuation guidelines approved by our board of directors. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at https://gwms.apollo.com/realtyincomesolutions and is made available on our toll-free, automated telephone line at 888-926-2688. Please refer to "Net Asset Value Calculation and Valuation Guidelines" in the Prospectus for important information about how our NAV is determined. The Adviser is ultimately responsible for determining our NAV.

Our total NAV presented in the following tables includes the NAV of our Class F-I shares and partnership interests in ARIS Operating Partnership L.P. (the "Operating Partnership") held by a party other than the Company. The following table provides a breakdown of the major components of our total NAV as of December 31, 2022 ($ and shares/units in thousands):

Components of NAV	December 31, 2022
Cash	$131,589
Other assets	5,000
Net asset value	$136,589
Number of outstanding shares/units	6,824

The following table provides a breakdown of our total NAV and NAV per share/unit by class as of December 31, 2022 ($ and shares/units in thousands, except per share/unit data):

NAV Per Share/Unit	Class F-I Shares	Third-party Operating Partnership Units(1)	Total
Net asset value	$36,505	$100,084	$136,589
Number of outstanding shares/units	1,824	5,000	6,824
NAV Per Share/Unit as of December 31, 2022	$20.02	$20.02

___________

(1)
Includes the partnership interests of the Operating Partnership held by a party other than the Company.

Status of Our Current Public Offering

As previously disclosed, we have registered with the Securities and Exchange Commission the offer and sale of a maximum of $5,000,000,000 in shares of our common stock in a continuous offering (the "Offering"). As of the date hereof, we have issued 2,032,500 shares of our common stock (consisting of Class F-I shares; no other classes of shares were issued or sold as of such date) in the Offering for total proceeds of $40.7 million. We intend to continue selling shares in the Offering on a monthly basis.